Noise Makers Studios
Unaudited
BALANCE SHEET

As of May 8, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2)	-6.36
Primary Savings (1)	12.42
Total Bank Accounts	**$6.06**
Total Current Assets	**$6.06**
TOTAL ASSETS	**$6.06**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	138.93
Retained Earnings	
Net Income	-132.87
Total Equity	**$6.06**
TOTAL LIABILITIES AND EQUITY	**$6.06**

Noise Makers Studios
Unaudited
PROFIT AND LOSS
January 1 - May 8, 2017

	JAN 2017	FEB 2017	MAR 2017	APR 2017	MAY 1-8, 2017	TOTAL
INCOME						
Total Income						**$0.00**
EXPENSES						
Office Supplies & Software				114.92		$114.92
Reimbursable Expenses				17.95		$17.95
Total Expenses	**$0.00**	**$0.00**	**$0.00**	**$132.87**	**$0.00**	**$132.87**
NET INCOME	**$0.00**	**$0.00**	**$0.00**	**$ -132.87**	**$0.00**	**$ -132.87**

Noise Makers Studios
Unaudited
STATEMENT OF CASH FLOWS
January 1 - May 8, 2017

	JAN 1 - MAY 8, 2017	TOTAL
OPERATING ACTIVITIES		
Net Income	-132.87	$ -132.87
Adjustments to reconcile Net Income to Net Cash provided by operations:		$0.00
Net cash provided by operating activities	**$ -132.87**	**$ -132.87**
FINANCING ACTIVITIES		
Opening Balance Equity	138.93	$138.93
Net cash provided by financing activities	**$138.93**	**$138.93**
NET CASH INCREASE FOR PERIOD	**$6.06**	**$6.06**

Noise Makers Studios
Unaudited
STATEMENT OF CHANGES IN EQUITY

As of May 17, 2017

	TOTAL
ASSETS	**$6.06**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	-4,378.07
Owner's Equity	4,517.00
Retained Earnings	
Net Income	-132.87
Total Equity	**$6.06**
TOTAL LIABILITIES AND EQUITY	**$6.06**

Noise Makers Studios LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
May 15, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Noise Makers Studios LLC ("the Company") is a limited liability company organized under the laws of the State of Connecticut. The Company operates a recording studio and multimedia production, making digital content for clients.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on a US income tax basis, which is considered an "other comprehensive basis of accounting." In the context of these financial statements, income tax basis differs from GAAP basis primarily in its treatment of capital assets and timing of deduction of items of expense by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company has not recorded an allowance for doubtful accounts. Management's experience, and the Company's payment infrastructure, indicate that losses on account are likely to be rare.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- CONCENTRATIONSOF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.